Filed Pursuant to Rule 433 Registration Statement Number 333-189888 June 3, 2014
Royal Bank of Canada – Uncapped Trigger Return Enhanced Notes Linked to the EURO STOXX 50® Index

Trade Details & Characteristics
Issuer:	Royal Bank of Canada (“RBC”)
Pricing Date:	Expected to be June 6, 2014
Issue Date:	Expected to be June 11, 2014
Reference Asset:	EURO STOXX 50® Index (the “Index”)
Payment at Maturity:
A cash payment at maturity per $1,000 principal amount of notes equal to:
o      If a Leverage Trigger Event occurs and the Final Level is greater than the Initial Level, $1,000 + ($1,000 x Percentage Change x Leverage Factor).
o      If a Leverage Trigger Event does not occur and the Final Level is greater than the Initial Level, or, if the Final Level is less than or equal to the Initial Level, $1,000 + ($1,000 x Percentage Change).

Leverage Trigger Event:	A Leverage Trigger Event will occur if the closing level of the Index on any trading day during the Observation Period is less than 95% of the Initial Level.
Leverage Factor:	163%
Percentage Change:	(Final Level – Initial Level) / Initial Level
Observation Period:	The three-month period from but excluding the pricing date to and including September 8, 2014.
Initial Level:	The closing level of the Index on the pricing date.
Final Level:	The arithmetic average of the closing levels of the Index on each of the valuation dates.
Valuation Dates: †	November 30, 2015, December 1, 2015, December 2, 2015, December 3, 2015, and December 4, 2015
Maturity Date: †	December 9, 2015
Fees and Commissions:	J.P. Morgan Securities LLC, acting as dealer, will receive from RBC Capital Markets, LLC, the agent, a fixed sales commission of 1.25% for each note it sells.
Return Profile
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If a Leverage Trigger Event occurs, the notes provide the opportunity to receive an enhanced return by multiplying a positive Percentage Change by the Leverage Factor.  Any payment on the notes is subject to RBC’s ability to pay its obligations as they become due.

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Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their investment if the Percentage Change is less than zero, whether or not a Leverage Trigger Event occurs. You could lose your entire investment.

Product Risks
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Investment may result in a loss of up to 100%. If the Final Level is less than the Initial Level, you will be fully exposed to the depreciation in the Index, whether or not a Leverage Trigger Event occurs.

•	The notes do not pay interest.
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Although the return on the notes will be based on the performance of the Index, the payment of any amount due on the notes is subject to the credit risk of RBC. Investors are dependent on RBC’s ability to pay all amounts due on the notes and, therefore, investors are subject to RBC’s credit risk.

•	See next page for additional risks.

Hypothetical Payment at Maturity*
^ “LTE” refers to the Leverage Trigger Event.
Hypothetical Payment at Maturity*
		Leverage Trigger Event Does Not Occur		Leverage Trigger Event Occurs
Final Level	Percentage Change	Payment at Maturity	Total Return on the Notes	Payment at Maturity	Total Return on the Notes
6,000.00	100.00%	$2,000.00	100.00%	$2,630.00	163.00%
4,500.00	50.00%	$1,500.00	50.00%	$1,815.00	81.50%
3,600.00	20.00%	$1,200.00	20.00%	$1,326.00	32.60%
3,450.00	15.00%	$1,150.00	15.00%	$1,244.50	24.45%
3,300.00	10.00%	$1,100.00	10.00%	$1,163.00	16.30%
3,150.00	5.00%	$1,050.00	5.00%	$1,081.50	8.15%
3,000.00	0.00%	$1,000.00	0.00%	$1,000.00	0.00%
2,850.00	-5.00%	$950.00	-5.00%	$950.00	-5.00%
2,700.00	-10.00%	$900.00	-10.00%	$900.00	-10.00%
2,400.00	-20.00%	$800.00	-20.00%	$800.00	-20.00%
2,100.00	-30.00%	$700.00	-30.00%	$700.00	-30.00%
1,500.00	-50.00%	$500.00	-50.00%	$500.00	-50.00%
0.00	-100.00%	$0.00	-100.00%	$0.00	-100.00%
* The graph and the table illustrate the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Index assuming an Initial Level of 3,000.00. These hypothetical results set forth above are for illustrative purposes only. The actual payment at maturity will be based on the Final Level and whether a Leverage Trigger Event occurs. Any payment on the notes is subject to RBC’s ability to pay its obligations as they come due. The numbers above have been rounded for ease of analysis.
† Subject to postponement as described in the product prospectus supplement

J.P. Morgan Securities LLC Placement Agent

Product Risks (continued)

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If the Final Level is less than the Initial Level, you will lose 1% of the principal amount of your notes for each 1% that the Final Level is less than the Initial Level, whether or not a Leverage Trigger Event occurs. As a result, you may lose some or all of your investment.

•	Your ability to receive the benefit of the Leverage Factor will terminate if a Leverage Trigger Event does not occur during the Observation Period.

•	If a Leverage Trigger Event occurs, you may be more likely to lose a portion of your principal amount at maturity.

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The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which RBC (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities included in the Index.

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The notes will not be listed on any securities exchange. RBC (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which RBC (or its affiliates) is willing to buy the notes.

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RBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging RBC’s obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of RBC are potentially adverse to your interests as an investor in the notes.

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In addition to the closing level of the Index, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including whether a Leverage Trigger Event occurs, the actual and expected volatility of the Index, the time to maturity of the notes, the dividend rate on the equity securities included in the Index, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the equity securities included in the Index, and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the notes. Prior to investing in the notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable free writing prospectus and the “Additional Risk Factors Specific to the Notes” section of the product prospectus supplement, which set forth additional risks relating to an investment in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Disclaimer

IRS Circular 230 Notice: To ensure compliance with IRS Circular 230, you are hereby notified that: (a) any discussion of federal tax issues contained or referred to herein is not intended or written to be used, and cannot be used, by you for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing by us of the transactions or matters addressed herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

Investment suitability must be determined individually for each investor, and the notes described herein may not be suitable for all investors. The product described herein should generally be held to maturity as early sales could result in lower than anticipated returns and loss of principal. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This document is a summary of the terms of the notes and factors that you should consider before deciding to invest in the notes. RBC has filed a registration statement (including a free writing prospectus, product prospectus supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the free writing prospectus dated June 3, 2014, Product Prospectus Supplement ERN-EI-1 dated July 25, 2013, Prospectus Supplement dated July 23, 2013 and Prospectus dated July 23, 2013, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes. You may obtain these documents by phoning RBC Capital Markets, LLC toll-free at 1-866-609-6009. You may also access these documents without cost on the SEC Web site at www.sec.gov as follows:

Free Writing Prospectus dated June 3, 2014:

http://www.sec.gov/Archives/edgar/data/1000275/000121465914004115/g62142fwp.htm

Product Prospectus Supplement ERN-EI-1 dated July 25, 2013:

http://www.sec.gov/Archives/edgar/data/1000275/000121465913004079/a724130424b5.htm

Prospectus Supplement dated July 23, 2013:

http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Prospectus dated July 23, 2013:

http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm